Item 77E - DWS Investment Trust

On December 7, 2010, DWS Investment Trust
(the "Trust") was named as a defendant in the First Amended Complaint filed by the Official
Committee of Unsecured Creditors in the U.S.
Bankruptcy Court for the District of Delaware in the lawsuit styled Official Committee of Unsecured Creditors of Tribune Company, et al., v. Fitzsimons et al. (the "Lawsuit").
The Lawsuit arises out of a leveraged buyout transaction ("LBO") in 2007 by which loans were made to the Tribune Company to fund the LBO and shares of the Tribune Company held by shareholders were tendered for or were converted to a right to receive cash.
Following the completion of the LBO in 2007, the Tribune Company filed for bankruptcy.
The Lawsuit seeks to recover all payments made to the shareholders in the LBO. The
Lawsuit has been consolidated in a
multi-district litigation in the United
States District Court for the Southern
District of New York, case no. 12-MC-2296.
The Court has issued a scheduling order for motions to dismiss based on certain defenses common to the defendants, which motions are scheduled for hearing on March 1, 2013.
All other substantive proceedings on the Lawsuit are currently stayed. Management is currently assessing the Lawsuit and has not yet determined the effect, if any, on any series of the Trust.DWS S&P 500 Index
Fund, the only fund in the Trust that was the beneficial holder of shares of the Tribune Company, has been reorganized into DWS Institutional Funds and none of the Trust's current funds have exposure in the litigation.


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